August 9, 2024

Sushil Patel
Chief Executive Officer
Replimune Group, Inc.
500 Unicorn Park Drive
3rd Floor
Woburn MA 01801

        Re: Replimune Group, Inc.
            Registration Statement on Form S-3
            Filed August 8, 2024
            File No. 333-281358
Dear Sushil Patel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Tim Corbet, Esq.